Exhibit 99.1

i-80 Gold Expands High-Grade Gold Mineralization at Ruby Hill

Results Include 9.0 g/t Au over 51.2 m, 14.4 g/t Au over 14.2 m & 11.0 g/t Au over 9.9 m

RENO, Nev., Nov. 29, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce continued positive results from its ongoing drill program at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

Owing to the substantial success of the 2022 exploration campaign, including multiple new discoveries, the drilling program at Ruby Hill has again been increased and will be active until year-end with a focus on expanding the recent discovery of high-grade polymetallic mineralization in the Hilltop corridor.

New results from drilling at the Ruby Deeps deposit continue to expand mineralization further demonstrating excellent continuity of mineralization, impressive widths and grades, often in excess of 10 grams per ton gold (g/t Au), and favourable ground conditions. Hole iRH22-57 intersected 9.0 g/t Au over 51.2 m, expanding mineralization in the Ruby Deeps 50 m to the north of iRH21-05 that returned 7.1 g/t Au over 78.6 m. Hole iRH22-29 intersected 13.3 g/t Au over 6.4 m and 11.3 g/t Au over 5.8 m, expanding mineralization to the south of iRH22-06 that intersected 19.8 g/t Au over 33.2 m.  Mineralization remains open for expansion to the north and south (see Figures 1 & 2 and Table 1).

Highlight results from new drilling in the Ruby Deeps horizon:

  iRH22-29: 13.3 g/t Au over 6.4 m (0.39 oz/ton – 21.0 ft) and 11.3 g/t Au over 5.8 m (0.33 oz/ton – 19.0 ft)
  iRH22-32: 14.4 g/t Au over 14.2 m (0.42 oz/ton – 46.5 ft) and 12.2 g/t Au over 8.1 m (0.36 oz/ton – 40.0 ft)
  iRH22-56: 11.1 g/t Au over 9.9 m (0.32 oz/ton – 32.5 ft) and 10.7 g/t Au over 6.4 m (0.31 oz/ton – 21.0 ft)
  iRH22-57: 9.0 g/t Au over 51.2 m (0.26 oz/ton – 173.0 ft)

Ongoing drilling is focused on defining and expanding gold mineralization in the primary zones while also testing several high-potential targets on the Property including the recent Hilltop discovery. Step-out drilling in both the Upper and Lower Hilltop Zones continues to intersect sulphide mineralization (additional results pending), confirming substantial expansion potential and a recently completed geophysical survey has identified several nearby high-priority anomalies.  As a result, the 2022 drill program at Ruby Hill will continue with more than 40,000 metres expected to be completed by year-end.

Following the 2022 drill program, the Company will complete a revised resource estimate for the Ruby Deeps deposit prior to the completion of an economic study. Confirmatory drilling is also being completed in the Blackjack Zone with the goal of including it in the 2023 resource updates.

The Ruby Deeps deposit is comprised of the 426 Zone, the upper part of the deposit interpreted to consist of more vertical mineralization hosted within or proximal to the northeast striking 426 fault structure, and the deeper Ruby Deeps Zone, a flat-lying, north-south striking, sulphide zone located in the hanging wall of the Holly and 150 fault structures. Both zones remain open for expansion.

"Ruby Hill has truly outperformed expectation, demonstrating the property's potential to host both a large Carlin-type gold deposit and also extremely high-grade polymetallic CRD mineralization", stated Tyler Hill, Senior Geologist of i-80. "Apparent rock quality at the Ruby Deeps deposit appears more competent than at most other Nevada deposits of this type which bodes well for mining."

The Ruby Hill Property is one of the Company's primary assets and is host to the core infrastructure within the Eureka District of the Battle Mountain-Eureka Trend. The Property is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Figure 1 – Ruby Hill Surface Plan (CNW Group/i-80 Gold Corp)

Holes not listed in Table 1 below were either previously released or drilled to test the Hilltop Zones, many of which will be part of a separate release. The 007 Zone is a new horizon of oxide mineralization located in close proximity to the 426 Zone. The Blue Sky drilling was testing a broad area located approximately 1 km to the north of the Archimedes pit – gold mineralization intersected in several holes provides a new target for drilling in 2023.

Table 1 – Highlight Assay Results from Ruby Hill Drilling

New 2022 Drill Results from Ruby Hill – Estimated true widths 85-95%, NSI Denotes No Significant Intercept
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iRH21-21	Ruby Deeps	Core	555.3	561.4	6.1	7.7
and	Ruby Deeps	Core	630.0	633.1	3.0	7.1
iRH22-22	Blue Sky	Core	NSI
iRH22-23	Blue Sky	Core	NSI
iRH22-24	Blue Sky	Core	NSI
iRH22-26	Ruby Deeps	Core	458.1	469.1	11.0	8.3
iRH22-27A	Ruby Deeps	Core	605.1	608.1	3.0	7.9
and	Ruby Deeps	Core	692.0	696.2	4.1	7.7
iRH22-28	Ruby Deeps	Core	318.7	321.6	2.9	7.5
and	Ruby Deeps	Core	348.7	357.2	8.5	9.5
and	Ruby Deeps	Core	377.3	380.1	2.7	7.1
and	Ruby Deeps	Core	491.3	494.4	3.0	7.7
and	Ruby Deeps	Core	501.7	507.2	5.5	6.3
iRH22-29	Ruby Deeps	Core	300.8	307.2	6.4	13.3
and	Ruby Deeps	Core	352.3	358.1	5.8	11.3
iRH22-30	Blue Sky	Core	580.6	600.5	19.8	3.2
including	Blue Sky	Core	591.3	597.4	6.1	5.3
iRH22-31	Blue Sky	Core	NSI
iRH22-32	Ruby Deeps	Core	455.5	458.4	2.9	13.8
and	Ruby Deeps	Core	465.1	469.2	4.1	7.5
and	Ruby Deeps	Core	485.7	499.9	14.2	14.4
and	Ruby Deeps	Core	506.0	510.5	4.6	13.0
and	Ruby Deeps	Core	591.3	603.5	8.1	12.2
iRH22-33	007	Core	NSI
iRH22-34	007	Core	455.4	458.6	3.2	4.3
iRH22-35	007	Core	444.6	451.6	7.0	6.5
including	007	Core	448.7	451.6	2.9	11.0
and	007	Core	489.4	492.6	3.2	7.8
iRH22-36	Ruby Deeps	Core	496.1	496.8	0.8	10.8
and	Ruby Deeps	Core	524.7	530.4	5.6	5.8
iRH22-37	Blue Sky	Core	NSI
iRH22-46	007	Core	NSI
iRH22-47	007	Core	NSI
iRH22-56	Ruby Deeps	Core	600.5	608.1	7.6	8.2
and	Ruby Deeps	Core	624.9	634.8	9.9	11.1
and	Ruby Deeps	Core	675.4	681.8	6.4	10.7
iRH22-57	Ruby Deeps	Core	685.5	738.2	51.2	9.0

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH22-21	587394	4376094	1964	322	-79
	iRH22-22	587938	4376070	1954	214	-59
	iRH22-23	587193	4376659	1938	130	-87
	iRH22-24	587741	4376837	1966	300	-85
	iRH22-26	587060	4375985	1958	160	-78
	iRH22-27A	587170	4376001	1965	180	-86
	iRH22-28	587144	4375779	1836	250	-87
	iRH22-29	587143	4375779	1833	180	-69
	iRH22-30	587147	4375771	1833	140	-83
	iRH22-31	587458	4376966	1969	330	-82
	iRH22-32	587060	4375988	1958	158	-72
	iRH22-33	587488	4376040	1966	035	-84
	iRH22-34	587493	4376023	1966	020	-84
	iRH22-35	587498	4376036	1966	190	-86
	iRH22-36	587399	4376091	1965	070	-80
	iRH22-37	587458	4376955	1970	180	-88
	iRH22-46	587497	4376023	1966	086	-85
	iRH22-47	587626	4376119	1969	205	-68
	iRH22-56	587200	4376238	1984	120	-85
	iRH22-57	587197	4376242	1984	200	-88

Figure 2 – Section – Ruby Deeps Zone (CNW Group/i-80 Gold Corp)

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay; AAL) and Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES; ALS). AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

www.i80gold.com

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-expands-high-grade-gold-mineralization-at-ruby-hill-301688633.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/29/c1932.html

%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice President, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 29-NOV-22